May 27, 2014

John Dana Brown

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Momentous Entertainment Group, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/ Pre-Effective Amendment One

File No.: 333-194636

Dear Mr. Brown:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated April 14, 2014.

General

1.

No written communications have been issued or distributed to any potential investors by us or by anyone else on our behalf. Nothing will be distributed to any potential investor until the after the Registration Statement becomes effective. Similarly, there are no research reports written about us, and no brokers or dealers are involved in any way with us.

2.

Section (a) (2) of Rule 419 defines a blank check company as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies…”

The Company has a specific business plan. It lacks assets and financial resources but has a detailed business plan focused on creating, producing and distributing quality entertainment content across various media channels utilizing direct response media marketing. The Company has established key relationships to get its plans started and its President devotes fulltime to the Company’s efforts. This amendment discloses the execution of a license agreement which will be the first step in a significant direct marketing effort. The Company’s President provided the Company with more than $124,000 from his personal resources to execute this license which may start generating positive cash flow in 2014. The Company’s business plan, like those of virtually all early stage companies, involves risk. However, the existence of such risk does not make it a 419 blank check company. It has a business plan that is designed to be undertaken with the assumption that there will be limited financial resources. This is clearly a development stage company but not a 419 blank check company.

3.

As indicated in the response to Item 2, the Company is not a blank check company.

4.

We have added the Risk Factor requested in your comment and inserted the requested disclosure in the section About Momentous Entertainment Group, Inc. The disclosure clarifies that although the potential amounts raised in this offering are less than the amount needed to implement our plan fully, various projects, especially direct response marketing, can be undertaken with substantially less resources. We believe that our projects can start with resources in the $200,000 range. In May 2014, our President provided the Company with $124,300 from his personal resources to enable us to execute a significant license agreement and will continue to provide us with needed working capital funds for the next six months if necessary. Thereafter, we believe that the combination of potential investors seeing our initial projects and being a public company will increase our credibility in the business community and the likelihood of us raising additional proceeds through the issuance of shares for cash or services. However, we cannot give any assurances as to the likelihood or timing of being able to do so.

5.

We have added disclosure in DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS that none of our directors are considered independent.

6.

The language has been conformed to indicate that the offering will not be limited to family, friends, and direct acquaintances.

7.

Pre-Effective Amendment One includes unaudited interim financial statements for the quarter ended March 31, 2014.

8.

A currently dated consent fom our independent registered accounting firm is included as an Exhibit to Pre-Effective Amendment One.

Calculation of Registration Fee

9.

Footnote 1 under the Calculation of Registration Fee has been edited to indicate that the registration fee was determined pursuant to Rule 457(a).

Prospectus Summary

About Momentous Entertainment Group

10.

We have added the requested disclosure.

11.

A sentence disclosing that our independent registered auditors included an explanatory paragraph in their opinion on our financial statements as of and for the fiscal period ended December 31, 2013 that states that our lack of resources causes substantial doubt about our ability to continue as a going concern.

12.

We have provided the requested disclosure in the Prospectus Summary, MD&A and Business sections.

13.

We have added the requested disclosure.

Risk Factors

14.

The requested Risk Factor has been added.

15.

The requested Risk Factor has been added.

We intend to become subject to the periodic reporting requirements…

16.

We have added the requested disclosure.

We will incur increased costs and demands…

17.

We have added the requested disclosure.

Use of Proceeds

18.

We have added the requested clarifications and disclosure.

19.

The agreement has been added as Exhibit 10.2.

Business

20.

The detailed plan has been disclosed in the Management Discission and Analysis.

21.

The requested disclosure has been provided.

22.

The requested disclosure has been provided.

23.

We have clarified that our agreement is with Dixie Worldwide Productions, Inc. and not with the Church of Jesus Christ of Latter Day Saints. DWP has an agreement with the Church of Jesus Christ of Latter Day Saints. We do not have an agreement or beneficial interest with the Church of Jesus Christ of Latter Day Saints.

24.

We have clarified that our agreement is with Dixie Worldwide Productions, Inc. and not with Dixie State University and The James Woods School of Cinematic Arts. We do not have an agreement or beneficial interest with Dixie State University and The James Woods School of Cinematic Arts.

25.

We have provided additional disclosure as requested.

26.

The correction has been made.

Current Status

27.

Disclosure has been added throughout indicating that the emphasis over the first year to 18 months will be on direct response marketing projects, the first of which has been signed. The Company believes that it can complete the work necessary for the initial project no matter how much is raised or not raised from investors.

28.

The requested disclosure has been made.

29.

As disclosed throughout, the Company has elected to use a stepping stone approach and will concentrate on direct response marketing projects for at least the next 12 months. In doing so, the Company will work with DWP on production and with a media company to select where the infomercials should be shown. It will engage two call centers to handle calls.

30.

The requested disclosures have been made. The Risk Factor has been eliminated because the matter relates to things that will not be undertaken in the near future.

Films

31.

The requested disclosure has been made.

Intellectual Property

32.

The requested disclosure has been made in BUSINESS.

Competition

33.

The requested disclosure has been made.

Directors, Executive Officers, Promoters and Control Persons

34.

The requested disclosure has been made.

35.

The requested disclosure has been made.

Possible Potential Conficts

36.

The requested disclosure has been made.

37.

The requested disclosure has been made.

Summary Compensation

38.

A footnote has been added to the Table indicating expenses earned by Messrs. Pepe and Williams prior to either of them being officers or directors. A table was also added listing the directors who received shares.

Certain Relationships and Related Transactions

39.

The requested disclosure has been made.

40.

The requested disclosure has been made.

41.

The required information about Messrs. Neubauer, Pepe and Williams has been made.

Part II

Item 15. Recent Sales of Unregistered Securities

42.

The requested disclosure has been made.

Signatures

43.

Five directors have signed Pre-Effective Amendment No. One.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  Momentous Entertainment Group, Inc.

4